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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2003

                         Commission file number: 0-29536

                                AT&T CANADA INC.

                 (Translation of registrant's name into English)

                                   Suite 1600
                           200 Wellington Street West
                                Toronto, Ontario
                                 Canada, M5V 3G2
                                 (416) 345-2000

                     (Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F ___                 Form 40-F   X
                                                           ---


(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes  __                       No  X
                                                    --





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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          AT&T CANADA INC.
                                          --------------------------------------
                                          Registrant


Date:  April 1, 2003                      By /s/ Scott Ewart
                                             -----------------------------------
                                          Name:  Scott Ewart
                                          Title: Senior Vice-President,  General
                                          Counsel and Secretary, Chief Privacy
                                          Officer



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On April 1, 2003, AT&T Canada Limited (formerly named AT&T Canada Inc., "Former
AT&T Canada") consummated its restructuring plan (the "Plan") which, as previously reported, had been approved by Former AT&T Canada's public bondholders and other affected creditors on February 20, 2003 and by the Ontario Superior Court of Justice on February 25, 2003.

In accordance with the Plan, AT&T Canada Inc. (formerly named 6067760 Canada Inc., "New AT&T Canada"), a newly formed holding company, has become the sole stockholder of Former AT&T Canada, whose previously outstanding shares have been cancelled. Under the Plan, Former AT&T Canada's public bondholders and other affected creditors have become entitled to receive, in exchange for their claims, their pro rata shares of approximately C$233 million in cash and all of the outstanding equity of New AT&T Canada consisting of 1,043,110 Class A Voting Shares and 18,956,884 Class B Limited Voting Shares.

Upon consummation of the Plan, New AT&T Canada became the successor to Former AT&T Canada as contemplated by Rule 12g-3 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the New AT&T Canada Class A Voting Shares and Class B Limited Voting Shares became registered pursuant to Section 12(g) of the Exchange Act by operation of paragraph (a) of Rule 12g-3. Accordingly, New AT&T Canada has become obligated to file reports under the Exchange Act on the same forms that AT&T Canada filed prior to consummation of the Plan.

Set forth below is a copy of the press release issued by New AT&T Canada on April 1, 2003 announcing the consummation of the Plan.


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                                                                          [LOGO]

                AT&T CANADA SUCCESSFULLY COMPLETES RESTRUCTURING
                  PROCESS AND BEGINS TRADING ON TSX AND NASDAQ

                      -- REVITALIZED COMPANY MOVES FORWARD
                  WITH STRATEGY FOCUSED ON PROFITABLE GROWTH --

                      -- NEW BOARD OF DIRECTORS IN PLACE --


TORONTO, ON (APRIL 1, 2003) - AT&T Canada Inc. (TSX: TEL.A, TEL.B; NASDAQ: ATTC, ATTCZ) announced that today it has successfully completed its restructuring process. As a revitalized and independent public company, AT&T Canada has the appropriate capital structure in place to support the Company's long-term growth. Specifically, the Company is positioned to generate positive income and cash flow, has no long-term debt and has approximately CDN$139 million in cash on hand.

Purdy Crawford, Chairman of the Board said, "We are pleased to have successfully completed our restructuring. AT&T Canada is now positioned to grow profitably as a highly competitive leader in the Canadian telecom marketplace.

"Our successful restructuring is the result of the wisdom and dedication of all those involved in our negotiations, including our officers, bondholders and their advisors, and would not have been possible without the strong commitment of all our employees and the continued support of our customers and suppliers. Therefore, on behalf of management and the Board, I would like to thank all parties for their role in reaching this milestone for AT&T Canada."

"In just five and a half months, we successfully restructured CDN $4.7 billion in debt while maintaining our revenues and customer base," said John McLennan, Vice Chairman & CEO. "We are a leading competitor in every major market across Canada and are confident about our ongoing competitive strengths given the important improvements we have made in our customer satisfaction levels over the past year."

 AT&T Canada also announced that its Class A Voting Shares and Class B Limited Voting Shares began trading today on both the Toronto Stock Exchange and NASDAQ Market System.


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"We are tremendously excited about our prospects as a revitalized and financially sound public company," said Mr. McLennan. "Going forward, we are committed to building the value of this enterprise for our new shareholders which will yield benefits for all of our stakeholders. We are well-positioned to achieve this goal given our modern technology platform, advanced services and solutions, extensive national reach, deep customer relationships with Canada's leading blue chip companies -- and now, our solid financial foundation."

AT&T Canada also outlined several objectives as part of its strategic outlook, including generating profitable growth, strengthening its competitive advantages, and promoting its capital efficient business model.

"We are committed to building on our momentum and expanding upon our existing capabilities," said John A. MacDonald, President & COO. "Specifically, we plan to:

          >>   Grow our sizeable list of loyal and blue chip private and public sector customers;
          >>   Focus on customer service excellence, responsiveness, and
               agility;
          >>   Target the large and medium sized customer business segments;
          >>   Offer data and Internet products and services with the fastest projected growth rates as part of our customized business
               solutions;
          >>   Continue working with AT&T Corp. when it is in our customers'
               best interest to do so, and at the same time, expand our global reach by partnering with new international suppliers; and
          >>   Launch a new brand identity by September 2003."

The Company will pursue these strategic objectives under the leadership provided by its highly experienced management team and with the full support and guidance of its new Board of Directors, which assumed office today. As previously announced, seven experienced and highly regarded business leaders are joining Messrs. Crawford and McLennan on the Board, namely: Gerald E. Beasley, William
A. Etherington, Deryk I. King, Ian D. Mansfield, Ian M. McKinnon, Jane Mowat, and Daniel F. Sullivan. (Note: Biographical information on the directors can be found on AT&T Canada's website.)

ABOUT AT&T CANADA:
AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada is a publicly traded company on the Toronto Stock Exchange and the NASDAQ Market System.

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Please visit AT&T Canada's web site, www.attcanada.com, for more information about the Company.

NOTE FOR INVESTORS:
This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                      -30-

FOR FURTHER INFORMATION:

MEDIA:
May Chong, (416) 345-2342, may.chong@attcanada.com;
                           -----------------------

INVESTORS AND ANALYSTS:
Brock Robertson, (416) 345-3125, brock.robertson@attcanada.com;
                                 -----------------------------
Dan Coombes, (416) 345-2326, dan.coombes@attcanada.com
                             -------------------------




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